Mail Stop 4-7

April 7, 2005

William Sarine
Chief Executive Officer
Telecomm Sales Network, Inc.
c/o Skye Source, Inc.
8621 Gleneagles Drive
Raleigh, NC 27613

Re: 	Telecomm Sales Network, Inc.
Form SB-2
Filed March 16, 2005
File No. 333-123365

Dear Mr. Sarine:

      We have reviewed your registration statement and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Summary, page 3

1. Please revise to discuss very briefly in definite and concrete terms the key aspects of your proposed business. For example, describe in concrete detail what you mean by "consulting and support services," "worldwide distribution networks" and to what "telecommunications companies" and "telecommunications products" you are referring. Also very briefly state the status of development and negotiations for the main categories of products or services that you intend to provide. For example, clearly state the status of negotiations with any telecommunications companies or distributors.

2. Also please revise to clarify that you have only two employees, your Chief Executive Officer and your Vice President-Operations, and that they plan to devote ten hours per week, on average, to your business.

3. Clearly and briefly disclose the status of your plans to raise the additional $2.5 million you need to operate for your first year.

The Offering, page 3

4. Please revise your discussion of the Offering Price to state the
$0.05 price you disclose elsewhere and to clarify that there is no market for your securities and none may develop.

Risk Factors

Our independent auditor has indicated that it doubts that we can continue as a going concern, page 6

5. Please revise to clarify that your financial condition and lack of operating history pose this risk. While you should discuss the "going concern" opinion, it appears that the opinion reflects, but is not the cause of, the risk.

Our securities may be subject to "Penny Stock" rules ..., page 9

6. Please revise to clarify that your securities will be subject to the "Penny Stock" rules.

All of the shares of Common Stock owned by our officers, directors and consultants
will be registered later in a registration on Form S-8 ..., page
10

7. The disclosure in the registration statement does not reflect any shares sold to Mr. Sarine or Mr. Summerlin for compensatory purposes.
Therefore, please advise in your response letter what outstanding shares will be registered for resale on Form S-8.

Plan of Distribution, page 14

8. We note your statement that, "if required, we will distribute a supplement to this prospectus to describe any material changes in the terms of the offering." Please confirm to us in your response letter that you will file a post-effective amendment, not a prospectus supplement, to include any additional or changed material information on the plan of distribution. See Item 512(a)(1)(iii) of Regulation
S-B.

Description of Business, page 17

9. We note your statement that "we have conducted no operations except for formulating a business plan." Please revise the beginning of your Business discussion to clearly state the extent to which you will not know whether there is a market for your services until you raise an additional $2.5 million and conduct a market study. Clarify how much you plan to spend on the market study and who will conduct it. Confirm in your response letter that the person conducting the study is not affiliated with either of your two officers. Also clearly state here that you have no experience in the business of establishing worldwide networks of distributors.

10. Please generally revise your Business discussion, from page 17 through 21, to clarify for what specific telecommunication products you intend to provide sales channel and consulting support services and specifically how you plan to generate revenues. Clarify the stage of any material negotiations and clarify whether you have binding written agreements. Your current disclosure is too vague. For example, please replace the following statements with concrete everyday language that clearly explains how you plan to operate your business:

* "To date, we have engaged in no material business operations. Our business model is based on outsourcing." Page 17. Please provide more concrete detail.
* "We have not yet performed any sophisticated market studies to validate the potential market for our services." Page 17. Please provide more concrete detail describing the market studies on which you have relied and what your services will be.
* "We intend to pre-negotiate distribution terms and conditions." Page 20. Please revise to clarify.
* "Other sources of revenue will include services such as international public relations, cultural training, product positioning and extra marketing services for which we will charge modest fees." Page 20. Please revise to clarify with concrete details.

These are only examples, generally revise this section.

11. We note, on page 18, the list of reasons you believe you will be successful in helping small telecommunications companies overcome cost inefficiencies and lack of experience in building international distribution networks. Please revise to balance this discussion by disclosing the extent to which you, as a small telecommunications company with no experience providing these services, will have to overcome these obstacles. In addition, advise in your response letter the basis for your statement that "companies often have initial disappointments with international distributors."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Estimated Costs, page 25

12. We note your statement on page 26 that "If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans." Please revise to clarify, since you state elsewhere that you will receive no proceeds from this offering. Also please revise to clarify the statement that "we have not made any arrangements to raise additional cash." This is confusing because you also state "We are seeking equity financing to provide for the capital required."

Management

Executive Officers and Directors, page 27

13. Please revise to provide more detail regarding the business conducted by Skye Source, LLC. For example, to what types of products and manufacturers are you referring?

14. Please state whether each officer is working full-time or part-time for the company. If an officer is not working full-time for the company, please provide the number of hours the officer will spend per week working for the company. If the officer is currently employed with other companies, please state whether the person is full-time or part-time with those other companies.

Executive Compensation, page 28

15. We note your statement that the board of directors "will determine appropriate compensation levels" for Mr. Sarine and Mr. Summerlin. Please revise to clarify this statement, in view of your disclosure on pages 22, 25 and 26 that you plan to pay them each at the rate of $240,000 per year if you raise funds as planned. Also state, as you do on page 6, that Mr. Sarine and Mr. Summerlin each expect to devote approximately ten hours per week, on average, to your business. Furthermore, clarify that the board is comprised solely of Mr. Sarine and Mr. Summerlin, so both will be deciding the appropriate levels of their own compensation.

Financial Statements

Statement of Stockholders` Equity (Deficit)

16. Revise your statements of stockholders` equity to disclose the date of each issuance of stock, as required by paragraph 11(d)(1) of
SFAS 7.

Exhibit Index

17. Please attach material agreements with shareholders as exhibits, including registration rights agreements and securities purchase agreements related to your sales to the selling shareholders.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew, Staff Accountant, at (202) 942-
2913
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
942-
1947 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 942-1933 or me at (202) 942-1990 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

cc:	James F. Verdonik, Esq.
Daniels Daniels & Verdonik, P.A.
(919) 544-5920 (fax)